QuickLinks -- Click here to rapidly navigate through this document

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE TO/A
Tender Offer Statement under Section 14(d)(1) or 13(e)(1)
of the Securities Exchange Act of 1934
 (Amendment No. 2)

PRIMA ENERGY CORPORATION
(Name of Subject Company (Issuer))

RAVEN ACQUISITION CORP.,
an indirect wholly-owned subsidiary of Petro-Canada and wholly-owned subsidiary of

PETRO-CANADA (US) HOLDINGS LTD.,
a wholly-owned subsidiary of

PETRO-CANADA
(Name of Filing Persons-Offerors)

COMMON STOCK, PAR VALUE $0.015 PER SHARE
(including the Associated Preferred Stock Purchase Right)
(Title of Class of Securities)

741901201
(CUSIP Number of Class of Securities)

Hugh L. Hooker
Associate General Counsel and Corporate Secretary
c/o Petro-Canada
150 - 6th Avenue S.W.
Calgary, Alberta
Canada T2P 3E3
(Name, address and telephone number of person authorized to receive notices and communications on behalf of filing persons)

With a Copy to:
Marilyn Mooney, Esq. Fulbright & Jaworski L.L.P. Market Square 801 Pennsylvania Avenue, N.W. Washington, D.C. 20004 (202) 662-0200	Roy L. Goldman, Esq. Fulbright & Jaworski L.L.P. 666 Fifth Avenue New York, N.Y. 10103 (202) 318-3000

CALCULATION OF FILING FEE

Transaction Valuation*	Amount of Filing Fee**
$550,742,259	$69,779.04
*
Estimated for purposes of calculating the amount of the filing fee only. The transaction valuation is based upon the acquisition of (i) 12,981,192 shares of common stock of Prima Energy Corporation ("Issuer") outstanding as of June 7, 2004 for the expected consideration in the tender offer of $39.50 per share and (ii) the exercise of in-the-money exercisable options to purchase an aggregate of 961,650 shares of common stock of Issuer as of June 7, 2004. The calculation of the filing fee is based upon Issuer's representation of the number of outstanding shares of its common stock and options to purchase shares of its common stock as of June 7, 2004.
**
The filing fee, calculated in accordance with Rule 0-11 under the Securities Exchange Act of 1934, as amended, is $126.70 per million of the aggregate Transaction Value.
☒
Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: $69,779.04	Filing Party: Petro-Canada
Form or Registration No.: SC-TO-T (005-32011)	Date Filed: June 23, 2004
☐
Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer

Check the appropriate boxes below to designate any transactions to which the statement relates:

☒ third party tender offer subject to Rule 14d-1.	☐ going-private transaction subject to Rule 13e-3.
☐ issuer tender offer subject to Rule 13e-4.	☐ amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer. ☐

        This Amendment No. 2 amends and supplements the Tender Offer Statement on Schedule TO initially filed on June 23, 2004 (this "Schedule TO") by Raven Acquisition Corp., a Delaware corporation ("Purchaser") and wholly-owned subsidiary of Petro-Canada (US) Holdings Ltd., a Delaware corporation ("Parent"), and indirect wholly-owned subsidiary of Petro-Canada ("Petro-Canada"), as amended by Amendment No. 1 thereto filed with the Commission on June 25, 2004, to purchase all of the outstanding shares of common stock, par value $0.015 per share (the "Common Shares"), of Prima Energy Corporation, a Delaware corporation ("Prima"), including the associated rights ("Rights") to purchase shares of preferred stock of Prima issued pursuant to the Rights Agreement (the "Rights Agreement"), dated May 23, 2001, as amended, between Prima and Computershare Trust Company, Inc., as rights agent (the Common Shares, together with the Rights, the "Shares"), at a purchase price of $39.50 per Share, net to the seller in cash, without interest thereon, upon the terms and subject to the conditions set forth in the Offer to Purchase dated June 23, 2004 (the "Offer to Purchase") and in the related Letter of Transmittal (which, together with any amendments or supplements thereto, collectively constitute the "Offer"), which Offer to Purchase and Letter of Transmittal are filed with this Schedule TO as Exhibits (a)(1)(A) and (a)(1)(B), respectively. This Amendment No. 2 is being filed on behalf of Petro-Canada, Purchaser and Parent.

Item 11. Additional Information.

        Item 11 is hereby amended and supplemented by the following:

        (a)(5)    On June 24, 2004, a complaint was filed in the Court of Chancery of the State of Delaware against Parent and Purchaser, Prima and the members of Prima's board of directors. The complaint, which purports to be filed by a stockholder of Prima, includes a request for a declaration that the action be maintained as a class action and seeks, among other relief, injunctive relief enjoining the parties from consummating the transactions set forth in the Merger Agreement. The complaint alleges, among other things, that the consideration to be paid under the Merger Agreement is inadequate, that Prima's board of directors breached their fiduciary duties by entering into the Merger Agreement and that Parent and Purchaser aided and abetted those breaches. On June 28, 2004, the plaintiff filed a motion seeking a preliminary injunction and expedited proceedings in this matter. Petro-Canada, Parent and Purchaser believe that the complaint against Parent and Purchaser is without merit and intend to vigorously contest the lawsuit. A copy of the complaint is attached hereto as Exhibit (a)(5)(E) and is incorporated herein by reference.

Item 12. Material to be Filed as Exhibits.

        The following Exhibits are filed herewith:

*(a)(1)(A)	Offer to Purchase dated June 23, 2004.
*(a)(1)(B)	Form of Letter of Transmittal.
*(a)(1)(C)	Form of Notice of Guaranteed Delivery.
*(a)(1)(D)	Form of Letter to Brokers, Dealers, Banks, Trusts Companies and Other Nominees.
*(a)(1)(E)	Form of Letter from Brokers, Dealers, Commercial Banks, Trust Companies and Nominees to Clients.
*(a)(1)(F)	Form of Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9.
*(a)(5)(A)	Press Release issued by Petro-Canada on June 9, 2004 (incorporated by reference to Exhibit 99.1 to the Schedule TO-C of Offerors filed on June 9, 2004).

*(a)(5)(B)	Information Fact Sheet Regarding the Acquisition of Prima Energy Corporation dated June 2004 (incorporated by reference to Exhibit 99.2 to the Schedule TO-C of Offerors filed on June 9, 2004).
*(a)(5)(C)	Form of Summary Advertisement Published in The Wall Street Journal on June 23, 2004.
*(a)(5)(D)	Press Release issued by Petro-Canada on June 24, 2004.
(a)(5)(E)
Class Action Complaint under the caption "NECA—IBEW Pension Fund (The Decatur Plan), on behalf of itself and all others similarly situated vs. Prima Energy Corporation, Richard H. Lewis, Neil L. Stenbuck, James R. Cummings, Douglas J. Guion, Catherine J. Paglia, George L. Seward, Petro-Canada (US) Holdings Ltd. and Raven Acquisition Corp." filed in the Court of Chancery in the State of Delaware on June 24, 2004.
*(b)(1)	Commitment Letter, dated June 4, 2004, from Bank of Montreal to Petro-Canada (incorporated by reference to Offerors' Schedule 13D filed on June 18, 2004).
*(b)(2)
Credit Agreement, dated March 18, 2004, between Petro-Canada, the financial institutions signatory thereto, Bank of Montreal, as administrative agent, with BMO Nesbitt Burns, as lead arranger and book runner, and RBC Capital Markets and Scotia Capital, as co-syndication agents (incorporated by reference to Offerors' Schedule 13D filed on June 18, 2004).
*(d)(1)
Agreement and Plan of Merger, dated as of June 9, 2004, by and among Petro-Canada (US) Holdings Ltd., Raven Acquisition Corp. and Prima Energy Corporation (incorporated by reference to Offerors' Schedule 13D filed on June 18, 2004).
*(d)(2)
Stockholder Agreement, dated as of June 9, 2004, by and among Petro-Canada (US) Holdings Ltd., Raven Acquisition Corp. and James R. Cummings (incorporated by reference to Offerors' Schedule 13D filed on June 18, 2004).
*(d)(3)
Stockholder Agreement, dated as of June 9, 2004, by and among Petro-Canada (US) Holdings Ltd., Raven Acquisition Corp. and Douglas J. Guion (incorporated by reference to Offerors' Schedule 13D filed on June 18, 2004).
*(d)(4)
Stockholder Agreement, dated as of June 9, 2004, by and among Petro-Canada (US) Holdings Ltd., Raven Acquisition Corp. and Catherine J. Paglia (incorporated by reference to Offerors' Schedule 13D filed on June 18, 2004).
*(d)(5)
Stockholder Agreement, dated as of June 9, 2004, by and among Petro-Canada (US) Holdings Ltd., Raven Acquisition Corp. and George L. Seward (incorporated by reference to Offerors' Schedule 13D filed on June 18, 2004).
*(d)(6)
Stockholder Agreement, dated as of June 9, 2004, by and among Petro-Canada (US) Holdings Ltd., Raven Acquisition Corp. and Neil L. Stenbuck (incorporated by reference to Offerors' Schedule 13D filed on June 18, 2004).
*(d)(7)
Stockholder Agreement, dated as of June 9, 2004, by and among Petro-Canada (US) Holdings Ltd., Raven Acquisition Corp. and Michael R. Kennedy (incorporated by reference to Offerors' Schedule 13D filed on June 18, 2004).
*(d)(8)
Stockholder Agreement, dated as of June 9, 2004, by and among Petro-Canada (US) Holdings Ltd., Raven Acquisition Corp. and Michael J. McGuire (incorporated by reference to Offerors' Schedule 13D filed on June 18, 2004).

*(d)(9)
Stockholder Agreement, dated as of June 9, 2004, by and among Petro-Canada (US) Holdings Ltd., Raven Acquisition Corp. and John H. Carpenter (incorporated by reference to Offerors' Schedule 13D filed on June 18, 2004).
*(d)(10)
Stockholder Agreement, dated as of June 9, 2004, by and among Petro-Canada (US) Holdings Ltd., Raven Acquisition Corp. and Sandra J. Irlando (incorporated by reference to Offerors' Schedule 13D filed on June 18, 2004).
*(d)(11)
Stockholder Agreement, dated as of June 9, 2004, by and among Petro-Canada (US) Holdings Ltd., Raven Acquisition Corp. and Edward L. McLaughlin (incorporated by reference to Offerors' Schedule 13D filed on June 18, 2004).
*(d)(12)
Stockholder Agreement, dated as of June 9, 2004, by and among Petro-Canada (US) Holdings Ltd., Raven Acquisition Corp. and Richard H. Lewis (incorporated by reference to Offerors' Schedule 13D filed on June 18, 2004).
*(d)(13)
Stockholder Agreement, dated as of June 9, 2004, by and among Petro-Canada (US) Holdings Ltd., Raven Acquisition Corp. and Brakemaka LLLP (incorporated by reference to Offerors' Schedule 13D filed on June 18, 2004).
*(d)(14)
Stockholder Agreement, dated as of June 9, 2004, by and among Petro-Canada (US) Holdings Ltd., Raven Acquisition Corp. and Robert G. James (incorporated by reference to Offerors' Schedule 13D filed on June 18, 2004).
*(d)(15)
Stockholder Agreement, dated as of June 9, 2004, by and among Petro-Canada (US) Holdings Ltd., Raven Acquisition Corp. and Robert & Ardis James Foundation (incorporated by reference to Offerors' Schedule 13D filed on June 18, 2004).
*(d)(16)
Stockholder Agreement, dated as of June 9, 2004, by and among Petro-Canada (US) Holdings Ltd., Raven Acquisition Corp. and the Robert G. James IRA Rollover Account (incorporated by reference to Offerors' Schedule 13D filed on June 18, 2004).
*(d)(17)	Confidentiality Agreement, dated as of October 27, 2003, by and between Prima Energy Corporation, Petro-Canada and Petro-Canada Oil and Gas.
(g)	None.
(h)	None.

*
Previously filed.

SIGNATURES

        After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Petro-Canada
By:	/s/ E. F. H. ROBERTS
Name:	E. F. H. Roberts
Title:	Senior Vice-President and Chief Financial Officer
Petro-Canada (US) Holdings Ltd.
By:	/s/ FRANCOIS LANGLOIS
Name:	Francois Langlois
Title:	Vice President
Raven Acquisition Corp.
By:	/s/ HUGH L. HOOKER
Name:	Hugh L. Hooker
Title:	President

Dated: June 29, 2004

EXHIBIT INDEX

EXHIBIT NO.

*(a)(1)(A)	Offer to Purchase dated June 23, 2004.
*(a)(1)(B)	Form of Letter of Transmittal.
*(a)(1)(C)	Form of Notice of Guaranteed Delivery.
*(a)(1)(D)	Form of Letter to Brokers, Dealers, Banks, Trusts Companies and Other Nominees.
*(a)(1)(E)	Form of Letter from Brokers, Dealers, Commercial Banks, Trust Companies and Nominees to Clients.
*(a)(1)(F)	Form of Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9.
*(a)(5)(A)	Press Release issued by Petro-Canada on June 9, 2004 (incorporated by reference to Exhibit 99.1 to the Schedule TO-C of Offerors filed on June 9, 2004).
*(a)(5)(B)	Information Fact Sheet Regarding the Acquisition of Prima Energy Corporation dated June 2004 (incorporated by reference to Exhibit 99.2 to the Schedule TO-C of Offerors filed on June 9, 2004).
*(a)(5)(C)	Form of Summary Advertisement Published in The Wall Street Journal on June 23, 2004.
*(a)(5)(D)	Press Release issued by Petro-Canada on June 24, 2004.
(a)(5)(E)
Class Action Complaint under the caption "NECA—IBEW Pension Fund (The Decatur Plan), on behalf of itself and all others similarly situated vs. Prima Energy Corporation, Richard H. Lewis, Neil L. Stenbuck, James R. Cummings, Douglas J. Guion, Catherine J. Paglia, George L. Seward, Petro-Canada (US) Holdings Ltd. and Raven Acquisition Corp." filed in the Court of Chancery in the State of Delaware on June 24, 2004.
*(b)(1)	Commitment Letter, dated June 4, 2004, from Bank of Montreal to Petro-Canada (incorporated by reference to Offerors' Schedule 13D filed on June 18, 2004).
*(b)(2)
Credit Agreement, dated March 18, 2004, between Petro-Canada, the financial institutions signatory thereto, Bank of Montreal, as administrative agent, with BMO Nesbitt Burns, as lead arranger and book runner, and RBC Capital Markets and Scotia Capital, as co-syndication agents (incorporated by reference to Offerors' Schedule 13D filed on June 18, 2004).
*(d)(1)
Agreement and Plan of Merger, dated as of June 9, 2004, by and among Petro-Canada (US) Holdings Ltd., Raven Acquisition Corp. and Prima Energy Corporation (incorporated by reference to Offerors' Schedule 13D filed on June 18, 2004).
*(d)(2)
Stockholder Agreement, dated as of June 9, 2004, by and among Petro-Canada (US) Holdings Ltd., Raven Acquisition Corp. and James R. Cummings (incorporated by reference to Offerors' Schedule 13D filed on June 18, 2004).
*(d)(3)
Stockholder Agreement, dated as of June 9, 2004, by and among Petro-Canada (US) Holdings Ltd., Raven Acquisition Corp. and Douglas J. Guion (incorporated by reference to Offerors' Schedule 13D filed on June 18, 2004).

*(d)(4)
Stockholder Agreement, dated as of June 9, 2004, by and among Petro-Canada (US) Holdings Ltd., Raven Acquisition Corp. and Catherine J. Paglia (incorporated by reference to Offerors' Schedule 13D filed on June 18, 2004).
*(d)(5)
Stockholder Agreement, dated as of June 9, 2004, by and among Petro-Canada (US) Holdings Ltd., Raven Acquisition Corp. and George L. Seward (incorporated by reference to Offerors' Schedule 13D filed on June 18, 2004).
*(d)(6)
Stockholder Agreement, dated as of June 9, 2004, by and among Petro-Canada (US) Holdings Ltd., Raven Acquisition Corp. and Neil L. Stenbuck (incorporated by reference to Offerors' Schedule 13D filed on June 18, 2004).
*(d)(7)
Stockholder Agreement, dated as of June 9, 2004, by and among Petro-Canada (US) Holdings Ltd., Raven Acquisition Corp. and Michael R. Kennedy (incorporated by reference to Offerors' Schedule 13D filed on June 18, 2004).
*(d)(8)
Stockholder Agreement, dated as of June 9, 2004, by and among Petro-Canada (US) Holdings Ltd., Raven Acquisition Corp. and Michael J. McGuire (incorporated by reference to Offerors' Schedule 13D filed on June 18, 2004).
*(d)(9)
Stockholder Agreement, dated as of June 9, 2004, by and among Petro-Canada (US) Holdings Ltd., Raven Acquisition Corp. and John H. Carpenter (incorporated by reference to Offerors' Schedule 13D filed on June 18, 2004).
*(d)(10)
Stockholder Agreement, dated as of June 9, 2004, by and among Petro-Canada (US) Holdings Ltd., Raven Acquisition Corp. and Sandra J. Irlando (incorporated by reference to Offerors' Schedule 13D filed on June 18, 2004).
*(d)(11)
Stockholder Agreement, dated as of June 9, 2004, by and among Petro-Canada (US) Holdings Ltd., Raven Acquisition Corp. and Edward L. McLaughlin (incorporated by reference to Offerors' Schedule 13D filed on June 18, 2004).
*(d)(12)
Stockholder Agreement, dated as of June 9, 2004, by and among Petro-Canada (US) Holdings Ltd., Raven Acquisition Corp. and Richard H. Lewis (incorporated by reference to Offerors' Schedule 13D filed on June 18, 2004).
*(d)(13)
Stockholder Agreement, dated as of June 9, 2004, by and among Petro-Canada (US) Holdings Ltd., Raven Acquisition Corp. and Brakemaka LLLP (incorporated by reference to Offerors' Schedule 13D filed on June 18, 2004).
*(d)(14)
Stockholder Agreement, dated as of June 9, 2004, by and among Petro-Canada (US) Holdings Ltd., Raven Acquisition Corp. and Robert G. James (incorporated by reference to Offerors' Schedule 13D filed on June 18, 2004).
*(d)(15)
Stockholder Agreement, dated as of June 9, 2004, by and among Petro-Canada (US) Holdings Ltd., Raven Acquisition Corp. and Robert & Ardis James Foundation (incorporated by reference to Offerors' Schedule 13D filed on June 18, 2004).
*(d)(16)
Stockholder Agreement, dated as of June 9, 2004, by and among Petro-Canada (US) Holdings Ltd., Raven Acquisition Corp. and the Robert G. James IRA Rollover Account (incorporated by reference to Offerors' Schedule 13D filed on June 18, 2004).
*(d)(17)	Confidentiality Agreement, dated as of October 27, 2003, by and between Prima Energy Corporation, Petro-Canada and Petro-Canada Oil and Gas.
(g)	None.
(h)	None.

*
Previously filed.

QuickLinks

  Item 11. Additional Information.
  Item 12. Material to be Filed as Exhibits.
SIGNATURES
EXHIBIT INDEX